NEWS RELEASE

Initial Two-Year Water Supply Already Stored for Augusta’s Rosemont Copper

TUCSON, AZ, June 28, 2007 - In a move to protect and preserve Southern Arizona’s water supply, Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) announced today that it has already stored a full two years’ worth of water needed to operate its Rosemont Copper project within the Tucson Active Management Area (“Tucson AMA basin”).

By the end of this year a total of 15,000 acre feet of water delivered by the Central Arizona Project (“CAP”) is expected to be stored in the greater Tucson aquifer, bringing the level stored for Rosemont Copper to a three-year supply.

“We have said all along that we are very serious about environmental responsibility and we plan to develop and operate Rosemont Copper in a way that no other mine in this country has done before. Water conservation is one of the most important components of our plan,” said Gil Clausen, President and CEO of Augusta. “By purchasing and storing excess CAP water in advance of our usage, we are not only ensuring that we won’t deplete water from Southern Arizona, we are actually going to leave more than we will use.”

We will import 105 percent of the water Rosemont Copper will require, leaving the Tucson AMA basin with a five-percent net gain, Clausen explained.

In addition to Rosemont Copper’s unique approach to supplying water, the project will employ water conservation and recycling techniques never before implemented by an Arizona copper mining facility. These initiatives are anticipated to yield a 50 to 60 percent reduction in water use, compared with traditional mining practices. The details of these plans will be published shortly in the Company’s comprehensive plan of operations and feasibility study for Rosemont Copper.

Rosemont Copper will produce copper, molybdenum and silver for 20 years in a remote area of Pima County west of Highway 83. The Rosemont property has had a long history of ranching and mining activity.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit copper/molybdenum/silver (“Cu/Mo/Ag”) deposit. Augusta has a solid asset base, proven management team, and is committed to becoming a mid-tier copper producer within five years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Jamie Sturgess, VP Projects & Environment	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
jsturgess@augustaresource.com	mhamer-jackson@augustaresource.com

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com